Copa Holdings Announces Monthly Traffic Statistics for January 2014

PANAMA CITY, Feb. 11, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for January 2014:

Operating Data	January	January	% Change
	2014	2013	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,743.3	1,590.1	9.6%
RPM (mm) (2)	1,398.0	1,265.2	10.5%
Load Factor (3)	80.2%	79.6%	0.6p.p.
International Service
ASM (mm) (1)	1,691.5	1,527.5	10.7%
RPM (mm) (2)	1,355.5	1,214.0	11.7%
Load Factor (3)	80.1%	79.5%	0.7p.p.
Domestic Service
ASM (mm) (1)	51.7	62.5	-17.3%
RPM (mm) (2)	42.5	51.2	-17.0%
Load Factor (3)	82.2%	81.9%	0.3p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of January 2014, Copa Holdings' system-wide passenger traffic (RPM) increased 10.5% year over year, while capacity increased 9.6%. As a result, system load factor for January 2014 was 80.2%, a 0.6 percentage point increase when compared to January 2013.

International passenger traffic grew 11.7%, while capacity increased 10.7%. This resulted in a load factor of 82.2%, a 0.7 percentage point increase when compared to January 2013. For the month, International capacity represented 97.0% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 17.0%, while capacity decreased 17.3%. As a result, domestic load factor for the month increased 0.3 percentage points to 82.2%. For the month, domestic capacity represented 3.0% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT:
Rafael Arias – Panama
Director-Investor Relations
(507) 304-2431